Exhibit 99.3

Interim Management’s Discussion and Analysis

(All monetary amounts are in thousands of Canadian dollars, except per share and convertible debenture amounts or where otherwise noted.)

Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three months ended March 31, 2013. The interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with APUC’s interim unaudited consolidated financial statements for the three months ended March 31, 2013 and 2012. This material is available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

Caution concerning forward-looking statements and non-GAAP Measures

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of APUC with respect to future events, based upon assumptions relating to, among others, the performance of APUC’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of APUC, its future plans and its dividends to shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require APUC to make assumptions and involve inherent risks and uncertainties. APUC cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. APUC cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this MD&A and such expectations may change after this date. APUC reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. APUC is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

The terms “adjusted net earnings”, “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” are used throughout this MD&A. The terms “adjusted net earnings”, “per share cash provided by operating activities”, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings”, Adjusted EBITDA, “adjusted funds from operations”, “per share cash provided by adjusted funds from operations” and “per share cash provided by operating activities” can be found throughout this MD&A. Per share cash provided by operating activities is not a substitute measure of performance for earnings per share. Amounts represented by per share cash provided by operating activities do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

Overview and Business Strategy

APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution and transmission utility assets which deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through a quarterly dividend augmented by share price appreciation arising from dividend growth supported by increasing per share cash flows and earnings. APUC targets to deliver annualized per share earnings and cash flow growth of more than 5%.

APUC’s current quarterly dividend to shareholders is $0.085 per share or $0.34 per share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities and mitigate the impact of fluctuations in foreign exchange rates. Further increases in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”) with dividend levels being reviewed periodically by the Board in the context of cash available for distribution and earnings together with an assessment of the growth prospects available to APUC. APUC strives to achieve its results in the context of a moderate risk profile consistent with top-quartile North American power and utility operations.

APUC conducts its business primarily through two autonomous subsidiaries: Algonquin Power Co. (“APCo”) which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation utility assets; and Liberty Utilities Co. (“Liberty Utilities”), a diversified rate regulated utility which owns and operates a portfolio of North American electric, natural gas and water distribution utility systems.

Algonquin Power Co.

APCo generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean energy power generation facilities located across North America. APCo seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.

APCo owns or has interests in hydroelectric facilities with a combined generating capacity of approximately 120 MW. APCo also owns or has interests in wind powered generating stations with a combined generating capacity of 650 MW. Approximately 84% of the electrical output from the hydroelectric and wind generating facilities is sold pursuant to long term contractual arrangements which have a weighted average remaining contract life of 15 years.

APCo owns or has interests in thermal energy facilities with approximately 350 MW of installed generating capacity. Approximately 95% of the electrical output from the owned thermal facilities is sold pursuant to long term power purchase agreements (“PPA”) with major utilities and which have a weighted average remaining contract life of 7 years.

Liberty Utilities Co.

Liberty Utilities is a diversified rate regulated utility providing electricity, natural gas, water distribution and wastewater collection utility services. Liberty Utilities provides safe, high quality and reliable services to its ratepayers through its nationwide portfolio of utility systems and delivers stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, Liberty Utilities delivers continued growth in earnings through accretive acquisitions of additional utility systems.

The utility systems owned by Liberty Utilities operate under rate regulation, generally overseen by the public utility commissions of the states in which they operate. Liberty Utilities reports the performance of its utility operations through three regions – West, Central, and East.

The Liberty Utilities (West) region is comprised of regulated electrical and water distribution and wastewater collection utility systems. The regulated electrical distribution utility and related generation assets (the “Calpeco Electric System”) serve approximately 46,955 active electric connections in the State of California. Liberty Utilities (West) region’s regulated water and wastewater utility systems serve approximately 66,930 water and wastewater connections located in the State of Arizona.

The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems. The regulated natural gas utilities serve approximately 81,350 active natural gas connections located in the States of Missouri, Illinois, and Iowa and the regulated water distribution and wastewater collection utilities serve approximately 29,320 water and wastewater customers located in the States of Arkansas, Illinois, Missouri, and Texas.

Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems located in the State of New Hampshire, and regulated natural gas distribution utility systems located in the State of Georgia. In New Hampshire, Liberty Utilities provides regulated local electrical utility services to approximately 43,400 active electric connections; and regulated local gas distribution utility services to approximately 84,600 active natural gas connections. In Georgia, Liberty Utilities provides regulated local gas distribution utility services to approximately 64,000 active natural gas connections. Upon completion of the acquisition of a natural gas utility system located in Massachusetts, an additional 50,000 active natural gas connections will be added to the Liberty Utilities (East) region.

Major Highlights

Corporate Highlights

Dividend Increased to $0.34 Per Common Share Annually

APUC has completed several acquisitions and has announced a number of other initiatives that have raised the growth profile for APUC’s earnings and cash flows. These increased earnings and cash flows are now evident in APUC’s first quarter results and support an increase in the dividend to shareholders. These growth initiatives, discussed throughout this MD&A, include the acquisition of additional natural gas and electric utilities as well as new wind power generating projects. As a result, on May 9, 2013, the Board approved a dividend increase of $0.03 annually bringing the total annual dividend to $0.34, paid quarterly at the rate of $0.085 per common share.

Management believes that the increase in dividend is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation founded on increased earnings and cash flows.

Strengthened Balance Sheet

Emera Subscription Receipts

Pursuant to previously committed subscription receipts, on February 7, 2013, APUC issued 2.6 million shares at a price of $5.74 per share to Emera Incorporated (“Emera”). Additionally, on February 14, 2013, APUC issued 5.2 million shares at a price of $5.74 per share and 3.4 million shares at a price of $4.72 per share to Emera. On March 26th APUC issued 4.0 million common shares at a price of $7.40 per share for total cash proceeds of $29.3 million pursuant to a subscription agreement with Emera.

APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

As a result, at May 9, 2013, Emera owns 50.1 million APUC common shares representing approximately 24.5%of the total outstanding common shares of the Company.

Conversion and Redemption of Series 3 Convertible Debentures to Equity

On January 2, 2013, APUC completed a redemption of the outstanding Series 3 Debentures by issuing and delivering 150,816 APUC common shares for the remaining $1.0 million Series 3 Debentures.

Liberty Utilities Highlights

Agreement to Acquire New England Gas System

On February 11, 2013, Liberty Utilities entered into an agreement with The Laclede Group, Inc. (“Laclede”) to assume Laclede’s rights to purchase the assets of New England Gas Company (the “New England Gas System”) from an affiliate of Southern Union Company. New England Gas System is a natural gas distribution utility serving over 50,000 active connections in Massachusetts. The acquisition is subject to certain approvals and conditions, including state and federal regulatory approval, and is expected to close in the second half of 2013. The results of the New England Gas System will be reported in the Liberty Utilities (East) region upon completion of the transaction.

Total consideration for the utility asset purchase is approximately U.S. $74 million, subject to working capital and closing adjustments representing a multiple of net assets for regulatory purposes of approximately 1.0x. The purchase price will be funded in part by the assumption of U.S. $19.5 million of existing debt.

Acquisition of Columbus/Gainesville Gas System

On April 1, 2013 Liberty Utilities completed the acquisition of certain regulated natural gas distribution utility systems serving Columbus and Gainesville, Georgia (the “Columbus/Gainesville Gas System”). Consideration for the utility asset purchase was approximately U.S. $140.7 million representing a multiple of 1.1x premium to net assets for regulatory purposes plus working capital and closing adjustments for a total consideration of U.S. $155.5 million. The regulated natural gas distribution utilities provide natural gas service to approximately 64,000 active connections in Georgia.

Acquisition of Remaining Interest in the Calpeco Electric System

On February 14, 2013, APUC issued 3.4 million common shares to Emera representing the balance of the subscription receipts outstanding pursuant to the acquisition in 2012 of the remaining 49.999% ownership in California Pacific Utility Ventures LLC, which owns 100% of the Calpeco Electric System.

Acquisition of Pine Bluff Water System

On February 1, 2013, Liberty Utilities completed the acquisition of issued and outstanding shares of United Water Arkansas Inc. (“Pine Bluff Water System”), a regulated water distribution utility from United Waterworks Inc. The Pine Bluff Water System is located in Pine Bluff, Arkansas and serves approximately 17,800 water distribution connections. Total purchase price for the Pine Bluff Water System was approximately U.S. $27.6 million plus working capital and other closing adjustments. The purchase price for the utility represented a multiple of net assets for regulatory purposes of approximately 1.16x.

U.S. $100 million Acquisition Term Facility

On March 14, 2013 Liberty Utilities entered into a U.S. $100 million term loan with a U.S. Bank. The loan facility is available for acquisitions and general corporate purposes and matures on December 31, 2013. On April 1, 2013 Liberty drew the full amount available under the facility.

U.S. Debt Private Placements

On March 14, 2013 Liberty Utilities completed a U.S. $15 million private placement debt financing. The notes are senior unsecured with a 10 year term and a coupon of 4.14%.

Subsequent to the end of the quarter, Liberty Utilities initiated a process to raise U.S. $100 million in the long term debt private placement market in the U.S. The financing proposes to utilize Liberty Utilities’ existing debt platform and is expected to close later in 2013.

Granite State Electric System Rate Case

On March 31, 2013, Granite State Electric System filed a rate case with the New Hampshire Public Service Commission seeking an increase in base rates initially of U.S. $14.2 million, and an additional $1.2 million increase in 2014 subject to the completion of certain capital projects. The application also seeks temporary rate increases of U.S. $9.2 million to be implemented in the third quarter of 2013. In addition to the revenue increase, the filing seeks adjustment mechanisms for certain costs and changes to funding of the Storm Fund mechanism.

Algonquin Power Co. Highlights

Acquisition of Shady Oaks Wind Facility

On January 1, 2013, APCo acquired a 109.5 MW contracted wind powered generating station (“Shady Oaks Wind Facility”) from Goldwind International SO Limited (“Goldwind”) for total consideration of approximately U.S. $148.9 million.

The Shady Oaks Wind Facility is located in Northern Illinois, approximately 80 km west of Chicago, Illinois and achieved commercial operation in June 2012.

The facility is comprised of 68 Goldwind GW82 1.5MW and 3 Goldwind GW100 2.5MW permanent magnet direct-drive wind turbines; these turbines are well suited for the wind regime, and offer significant technological advantages providing proven reliability, enhanced energy production efficiency and lower long term maintenance costs. Through its affiliate, Goldwind has assumed all operations, maintenance, and capital repair responsibilities for the Shady Oaks Wind Facility pursuant to a 20 year fixed price agreement for the turbines and balance of plant facilities.

Total annual energy production is expected to be 364 GW-hrs per year. The Shady Oaks Wind Facility has entered into a 20 year inflation indexed power purchase agreement with the largest electric utility in the state of Illinois, Commonwealth Edison (BBB flat stable: Moody’s, S&P) for 310 GW-hrs of energy per year. All energy produced in excess of that sold under the power purchase agreement will be sold into the energy market in which the facility is located.

Sale of Small U.S. Hydro Facilities

On March 14, 2013, APCo entered into an agreement to sell ten small U.S. hydroelectric generating facilities that were no longer considered strategic to the ongoing operations of the Company for gross proceeds of U.S. $27 million. The operating results from these facilities are therefore disclosed as discontinued operations on the consolidated statements of operations and prior periods have been reclassified to conform to this presentation.

2013 First quarter results from operations

Key Selected First Quarter Financial Information

	Quarter ended
	March 31
(millions of dollars except per share information)	2013	2012

Revenue	$196.7	$63.4
Adjusted EBITDA [1], [3]	61.0	23.4
Cash provided by operating activities	(4.7)	11.1
Adjusted funds from operations[1,3]	46.8	13.2
Net earnings attributable to Shareholders from continuing operations	18.8	2.5
Net earnings attributable to Shareholders	19.2	2.3
Adjusted net earnings1, [3]	17.8	5.5
Dividends declared to Common Shareholders	17.2	10.3

Weighted Average number of common shares outstanding	200,666,444	140,582,077
Per share
Basic net earnings from continuing operations	$0.09	$0.02
Basic net earnings	$0.10	0.02
Adjusted net earnings1, [2,3]	$0.09	$0.04
Diluted net earnings	$0.10	$0.02
Cash provided by operating activities 1, [2,3]	$(0.02)	$0.08
Adjusted funds from operations1, [2,3]	$0.23	$0.09
Dividends declared to Common Shareholders	$0.08	$0.07

Total Assets	2,990.7	1,265.6
Total Liabilities[4]	917.5	329.4

1 APUC uses adjusted EBITDA, adjusted net earnings and adjusted funds from operations to enhance assessment and understanding of the operating performance of APUC without the effects of certain accounting adjustments which are derived from a number of non-operating factors, accounting methods and assumptions.

2 APUC uses per share adjusted net earnings, cash provided by operating activities and adjusted funds from operations to enhance assessment and understanding of the performance of APUC.

3 Non-GAAP measure - see applicable section later in this MD&A and the caution regarding non-GAAP measures on page 1.

4 Includes Long-term liabilities and current portion of long-term liabilities.

For the three months ended March 31, 2013, APUC experienced an average U.S. exchange rate of approximately $1.0086 as compared to $1.0011 in the same period in 2012. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s U.S. entities are affected by a change in the average exchange rate, upon conversion to APUC’s reporting currency.

For the three months ended March 31, 2013, APUC reported total revenue of $196.7 million as compared to $63.4 million during the same period in 2012, an increase of $133.3 million. The major factors resulting in the increase in APUC revenue in the three months ended March 31, 2013 as compared to the corresponding period in 2012 are set out as follows:

Quarter ended
March 31, 2013
(Millions)
Comparative Prior Period Revenue	$ 63.4

Significant Changes:
Liberty Utilities:
West – Implementation of decoupling mechanism and increased customer demand	1.5
Central – Revenue increase due to Midwest Gas Systems, and Pine Bluff Water System acquisitions	32.3
East – Additional revenue due to EnergyNorth Gas System and Granite State Electric System acquisitions	80.1
APCo:
Renewable:
Acquisition of Sandy Ridge, Minonk, Senate and Shady Oaks Wind Facilities	16.1
St Leon II Wind Facility – Revenue increase from expansion	0.9
Tinker/AES – Increased rates at AES and increased production at the Tinker Hydro facility	1.4
Thermal:
Sanger Facility – Increase due to planned shutdown in 2012	1.8
Energy-from-Waste Facility – Lower sales due to expiry of Region of Peel contract	(1.8)
Impact of the stronger U.S. dollar	1.3
Other	(0.3)

Current Period Revenue	$ 196.7

A more detailed discussion of these factors is presented within the business unit analysis.

Adjusted EBITDA in the three months ended March 31, 2013 totalled $61.0 million as compared to $23.4 million during the same period in 2012, an increase of $37.6 million.

The increase in Adjusted EBITDA was primarily due to increased revenues from EnergyNorth Gas System, Granite State Electric System, Midwest Gas System, the U.S. Wind Projects, and Shady Oaks Wind Facility acquisitions, and increased demand and higher rates at the Liberty Utilities (West)’s electric distribution utility. These items were partially offset by lower revenues from APCo’s Energy-from-Waste (“EFW”) facility due to the expiry of the Region of Peel contract. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings (see Non-GAAP Performance Measures).

For the three months ended March 31, 2013, net income attributable to Shareholders totalled $19.2 million as compared to net income attributable to Shareholders of $2.3 million during the same period in 2012, an increase of $16.9 million. Net income per share totalled $0.10 for the three months ended March 31, 2013, as compared to net income per share of $0.02 during the same period in 2012.

The increase in net earnings attributable to Shareholders for the three months ended March 31, 2013 was due to $34.0 million increased earnings from operating facilities, $1.0 million due to a stronger U.S. dollar, $0.3 million in increased interest, dividend and other income, $1.9 million in decreased acquisition costs, $1.3 million in increased gains from derivative instruments, $0.6 million in increased income from discontinued operations and $2.6 million in decreased allocations of earnings to non-controlling interests as compared to the same period in 2012. These items were partially offset by $12.9 million increased depreciation and amortization expense, $0.5 million related to increased administration charges, $3.5 million in higher interest expense, and $7.9 million in increased income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) as compared to the same period in 2012.

During the three months ended March 31, 2013, cash used by operating activities totalled $4.7 million or $0.02 per share as compared to cash provided by operating activities of $11.1 million, or $0.08 per share during the same period in 2012. During the three months ended March 31, 2013, adjusted funds from operations totalled $46.8 million or $0.23 per share as compared to adjusted funds from operations of $13.2 million, or $0.09 per share during the same period in 2012. A more detailed analysis of these factors is presented within the reconciliation of Adjusted Funds from operations to cash flow from operations set out below (see Non-GAAP Performance Measures).

Cash per share provided by operating activities and per share adjusted funds from operations are non-GAAP measures. Per share cash provided by operating activities and per share adjusted funds from operations are not substitute measures of performance for earnings per share. Amounts represented by per share cash provided by operating activities and per share adjusted funds from operations do not represent amounts available for distribution to shareholders and should be considered in light of various charges and claims against APUC.

Outlook

APUC expects operational results for power generation in the second quarter of 2013 to reflect long-term average resource conditions for hydroelectric and wind power generation. Second quarter results will also continue to reflect growth from the acquisition of its newly acquired U.S. wind farms.

APUC expects continuing modest customer growth throughout its regulated utilities service territories in 2013 and that utility operations will meet APUC’s expectations for the second quarter of 2013. Second quarter results will also reflect the acquisition of the Columbus/Gainesville Gas System on April 1, 2013, the Pine Bluff Water System on February 1, 2013 as well as the Liberty Utilities (East) and Liberty Utilities (Central) utilities acquired in mid-2012.

APCo: Renewable Energy Division

	Long	Three months ended
	Term	March 31
	Average	2013	2012
	Resource
Performance (GW-hrs sold)
Hydro Facilities:
Ontario[7]	37.1	7.9	36.6
Quebec	57.4	62.6	63.5
Maritime	35.7	41.3	35.3
Western	9.6	9.6	9.9
	139.8	121.4	145.3

Wind Facilities:
Manitoba	121.4	104.2	113.1
Saskatchewan[1]	23.2	20.9	23.9
Pennsylvania[2]	47.1	44.8	-
Illinois[3]	310.3	283.8	-
Texas[4]	151.3	145.3	-
	653.3	599.0	137.0
Total	793.1	720.4	282.3

Revenue[5]		(millions)	(millions)
Energy sales		$39.7	$21.5
Less:
Cost of Sales – Energy[6]		(2.4)	(1.6)
Net Energy Sales		$37.3	$19.9

Other Revenue		0.7	0.3
Total Net Revenue		$38.0	$20.2
Expenses
Operating expenses		(8.9)	(5.4)
Interest and Other income		0.4	0.4
HLBV Income		5.0	-
Division operating profit		$34.5	$15.2

[1]

APUC does not consolidate the operating results from this facility in its financial statements. Production from the facility is included as APUC manages the facility under contract and has an option to acquire a 75% equity interest in the facility in 2016.

[2]	Represents the operations of Sandy Ridge Wind Facility which was acquired on July 1, 2012.
[3]	Represents the operations of Minonk and Shady Oaks Wind Facilities acquired on December 10, 2012, and January 1, 2013, respectively.
[4]	Represents the operations of Senate Wind Facility acquired on December 10, 2012.
[5]

While most of APCo’s PPAs include annual rate increases, a change to the weighted average production levels resulting in higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division, as compared to the same period in the prior year.

[6]

Cost of Sales – Energy consists of energy purchases by Algonquin Energy Services (“AES”) which is resold to its retail and industrial customers. Under GAAP, in APUC’s interim consolidated Financial Statements, these amounts are included in operating expenses.

[7]	APCo’s Long Sault hydro facility was offline during the first quarter of 2013. See below for additional commentary.

2013 First Quarter Operating Results

Production data, revenue and expenses have been adjusted to remove the results of the New York and New England regional assets which are now disclosed as discontinued operations. See Financial Statement note 15 for details.

For the quarter ended March 31, 2013, the Renewable Energy Division produced 720.4 GW-hrs of electricity, as compared to 282.3 GW-hrs produced in the same period in 2012, an increase of 155%. The increased generation is primarily due to the acquisition of Sandy Ridge, Minonk, Senate, and Shady Oaks Wind Facilities. This level of production represents sufficient renewable energy to supply the equivalent of 158,000 homes on an annualized basis with renewable power. Using new standards of thermal generation, as a result of renewable energy production, the equivalent of 392,000 tons of CO2 gas was prevented from entering the atmosphere in the first quarter of 2013.

Adjusting for the effect of the unplanned outage at APCo’s Long Sault generating station, during the quarter ended March 31, 2013, the division generated electricity equal to 94% of long-term projected average resources (wind and hydrology) as compared to 102% during the same period in 2012. In the first quarter of 2013, Quebec and Maritimes regions produced 9%-16% higher than long-term averages resources, whereas the Western Region production was in line with long-term average resources. The Ontario region’s operating facilities produced 4% below long-term average resources. The Texas and Pennsylvania regions experienced resources slightly lower than long-term average resources, producing 4-5% below long-term average resources. The Manitoba, Saskatchewan and Illinois regions produced 9-14% below long-term average resources.

For the quarter ended March 31, 2013, revenue from energy sales in the Renewable Energy Division totalled $39.7 million, as compared to $21.5 million during the same period in 2012. As the purchase of energy by the Energy Services Business is a significant revenue driver and component of variable operating expenses, the division compares ‘net energy sales’ (energy sales revenue less energy purchases) as a more appropriate measure of the division’s sales results. For the quarter ended March 31, 2013, net revenue from energy sales in the Renewable Energy Division totalled $37.3 million, as compared $19.9 million during the same period in 2012.

Revenue generated from APCo’s hydro facilities located in the Ontario, Quebec and Western regions decreased by $3.0 million due to a 27% decrease in hydrology primarily a result of the Long Sault facility’s unplanned shutdown in the Ontario region and a 4% decrease in weighted average energy rates as compared to the same period in 2012. Lost production from the unplanned shutdown at the Long Sault generating facility in Ontario was covered by business interruption insurance claim proceeds in the amount of $2.7 million for a net decrease of $0.3 million for the regions. Revenue from APCo’s hydro facility located in the Maritime region increased by $1.1 million primarily due to a $0.4 million increase in customer demand, and by a $0.5 million increase in weighted average energy rates as compared to the same period in 2012.

Revenue from APCo’s wind facilities located in the Manitoba region increased $0.8 million due to $1.0 million in increased weighted average energy rates realized on production in excess of contracted dependable volumes, offset partially by $0.2 million in lower wind resources. Revenue from APCo’s wind facilities located in the Pennsylvania, Texas, and Illinois regions which accounts for Sandy Ridge, Minonk, Senate and Shady Oaks Wind Facilities, acquired in 2012 and 2013, produced revenue of $16.1 million.

Revenue at AES increased $0.5 million or 16% primarily due to a $0.7 million increase in weighted average energy rates partially offset by $0.2 million of decreased customer demand. Revenue at AES primarily consists of wholesale deliveries to local electric utilities, retail sales to commercial and industrial customers in Northern Maine, merchant sales of production in excess of customer demand at the Tinker Facility and other revenue.

For the quarter ended March 31, 2013, energy purchase costs by AES totalled $2.4 million as compared to $1.6 million during the same period in 2012, an increase of $0.8 million. AES’ increased energy purchase costs for the quarter ended March 31, 2013 was primarily due to the higher average prices. During this period, AES purchased approximately 21.7 GW-hrs of energy at market and fixed rates averaging U.S. $110 per MW-hr. During the quarter, the Maritime region generated approximately 61% of the load required to service its customers as well as AES’ customers, as compared to 43% in the same period in 2012. The higher production from the Maritime region was primarily a result of the replacement of the G5 runner at the Tinker Hydro facility.

The Red Lily I wind farm located in Saskatchewan produced 20.9 GW-hrs of electricity for the quarter ended March 31, 2013. APCo’s economic return from its investment in Red Lily currently comes in the form of interest payments, fees and other charges and is not reflected in revenue from energy sales. Under the terms of the agreements, APCo has the right to exchange these contractual and debt interests in Red Lily I for a direct 75% equity interest in 2016. For the quarter ended March 31, 2013, APCo earned fees and interest payments from Red Lily in the total amount of $0.4 million.

For the quarter ended March 31, 2013, operating expenses excluding energy purchases totalled $8.9 million, as compared to $5.4 million during the same period in 2012, an increase of $3.5 million. The increase was primarily driven by a $4.3 million increase in costs as a result of the newly acquired Sandy Ridge, Senate, Minonk, and Shady Oaks Wind Facilities. This increase was partially offset by lower utility costs and lower lease and water usage costs at the Long Sault and Cote St. Catherine hydro facilities as compared to the same period in 2012.

For the quarter ended March 31, 2013, interest and other income totalled $0.4 million, consistent with the same period in 2012. Interest and other income primarily consist of interest related to the senior and subordinated debt interest in Red Lily I. This amount is included as part of APCo’s earnings from its investment in Red Lily I, as discussed above.

Hypothetical Liquidation at Book Value (“HLBV”) income represents the net tax credits earned by APCo in the period from certain of its U.S. wind power generation facilities. Net tax credits earned in the first quarter amounted to approximately U.S. $5.0 million.

For the quarter ended March 31, 2013, the Renewable Energy Division’s operating profit totalled $34.5 million, as compared to $15.2 million during the same period in 2012, representing an increase of $19.2 million. The Renewable Energy Division operating profit increased $0.2 million as a result of the stronger U.S. dollar’s impact on the division’s U.S. operations as compared to the same period in 2012.

APCo: Thermal Energy Division

	Three months ended
	March31
	2013	2012
Performance (GW-hrs sold)	75.2	95.7
Performance (‘000 tonnes of waste processed)	35.4	42.6
Performance (steam sales – billion lbs)	372.2	358.2

	(millions)	(millions)

Revenue
Energy/steam sales	$ 8.7	$8.1
Less:
Cost of Sales – Fuel [1]	(5.0)	(4.0)
Net Energy/Steam Sales Revenue	$ 3.7	$4.1

Waste disposal sales	1.9	3.4
Other revenue	0.7	0.1
Total net revenue	$ 6.3	$7.6
Expenses
Operating expenses	(7.0)	(4.9)
Interest and other income	0.4	0.3

Division operating profit	$ (0.3)	$3.0
[1]	Cost of Sales – Fuel consists of natural gas fuel costs at the Sanger and Windsor Locks facilities.

APCo’s Sanger and Windsor Locks generation facilities purchase natural gas from different suppliers and at prices based on different regional hubs. As a result, the average landed cost per unit of natural gas will differ between facility and regional changes in the average landed cost for natural gas may result in one facility showing increasing costs per unit while the other shows decreasing costs, as compared to the same period in the prior year. Total natural gas expense will vary based on the volume of natural gas consumed and the average landed cost of natural gas for each MMBTU.

2013 First Quarter Operating Results

For the quarter ended March 31, 2013, the Thermal Energy Division produced 75.2 GW-hrs of energy as compared to 95.7 GW-hrs of energy in the comparable period of 2012. The decrease in energy production was due primarily to the installation of the new Titan turbine which is a smaller, more efficient turbine, sized to optimize the energy and steam requirements of the steam host, and to minimize exposure of the facility to the ISO NE electricity market, compared to the larger, less efficient Frame 6 turbine that was operating in previous years.

The EFW facility processed approximately 35,400 tonnes of municipal solid waste in the quarter as compared to 42,600 tonnes of municipal solid waste in the same period of 2012. The current level of production resulted in the diversion of approximately 24,600 tonnes of waste from municipal solid waste landfill sites in the first quarter of 2013.

For the quarter ended March 31, 2013, the BCI and Windsor Locks facilities sold 372 billion lbs of steam as compared to 358 billion lbs of steam in the comparable period of 2012. During the quarter ended March 31, 2013, operations at the EFW facility generated 112.3 billion lbs of steam for the BCI facility as compared to 126 billion lbs of steam in the same period in 2012.

For the quarter ended March 31, 2013, energy / steam revenue in the Thermal Energy Division totalled $8.7 million, as compared to $8.1 million during the same period in 2012, an increase of $0.6 million, or 7%. The increase in revenue from energy / steam sales was primarily due to the operation of the Windsor Locks and Sanger facilities. Compared to the same period last year revenue at the Windsor Locks facility decreased by $0.8 million as a result of $1.8 million in lower production due to the operation of the new more efficient Titan turbine offset by an increase of $1.0 million as a result of increased energy rates. The Sanger facility experienced increased revenue primarily as a result of being offline during the first quarter of 2012 due to a planned outage. The return to operation resulted in an increase of $6.2 million due to increased production partially offset by $4.8 million in decreased billing rates as compared to the same period in 2012. The natural gas expense at the Sanger and Windsor Locks facilities is discussed in detail below compared to the same period in 2012.

For the quarter ended March 31, 2013, fuel costs at Sanger and Windsor Locks totalled $5.0 million, as compared with $4.0 million in the same period in 2012, an increase of $1.0 million. The overall natural gas expense at the Windsor Locks facility decreased $0.2 million or 6%, primarily the result of a 48% decrease in volume of natural gas consumed, offset by an 80% increase in the average landed cost of natural gas per MMBTU as compared to the same period in 2012. The average landed cost of natural gas at the Windsor Locks facility during the quarter was $7.45 per MMBTU. The increase in natural gas costs at the Windsor Locks facility is primarily due to the expiry of the long term hedging agreement with a gas counterparty thereby exposing the facility to more closely follow the market gas cost. Natural gas expense at Sanger increased primarily as a result of an increase in the volume of natural gas consumed, and a 32% increase in the average landed cost of natural gas per MMBTU as compared to the same period in 2012 during which period the Sanger facility was in a planned outage. The average landed cost of natural gas at the Sanger facility during the quarter was U.S. $4.75 per MMBTU.

As natural gas expense is a significant revenue driver and component of operating expenses, the division compares ‘net energy sales revenue’ (energy sales revenue less natural gas expense) as an appropriate measure of the division’s results. For the quarter ended March 31, 2013, net energy / steam sales revenue at the Thermal Energy Division totalled $3.7 million, as compared to $4.1 million during the same period in 2012, a decrease of $0.4 million. The decrease is primarily attributed to lower energy sales and increased gas costs at the Windsor Locks facility due to the installation of the new Titan combustion turbine as well as lower tipping fees at the Energy-from-Waste Facility, partially offset by increased net energy sales at the Sanger facility as a result of being offline during the same period in 2012.

Revenue from waste disposal sales at the EFW facility for the quarter ended March 31, 2013 totalled $1.9 million as compared to $3.4 million during the same period in 2012, primarily due to the expiration of the Region of Peel contract.

For the quarter ended March 31, 2013, operating expenses, excluding fuel costs at Windsor Locks and Sanger totalled $7.0 million as compared to $4.9 million during the same period in 2012, an increase of $2.1 million. The increase in operating expense was impacted by $1.2 million at the EFW facility, primarily related to higher residue disposal costs that used to be paid by the Region of Peel under the previous contract, and higher operating expenses at the Sanger and Windsor Locks facilities as they were in service for the full quarter in 2013 compared to planned outages that occurred in the first quarter of last year.

For the quarter ended March 31, 2013, the Thermal Energy Division’s operating loss totalled $0.3 million, as compared to operating income of $3.0 million during the same period in 2012.

APCo: Development Division

The Development Division works to identify, develop and construct new power generating facilities, as well as to identify, and acquire, operating projects that would be complementary and accretive to APCo’s existing portfolio.

Projects Currently in Development

APCo’s Development Division has successfully advanced a number of projects and has been awarded or acquired a number of power purchase agreements (“PPA”). The projects are as follows:

Project Name	Location	Size	Estimated	Commercial	PPA	Production
		(MW)	Capital Cost	Operation	Term	GW-hrs
Chaplin Wind [1]	Saskatchewan	177	$355.0	2016	25	720.0
Amherst Island [2]	Ontario	75	$230.0	2015	20	247.0
Val Eo [1]	Quebec	24	$70.0	2015	20	66.0
Morse Wind 3, [4]	Saskatchewan	23	$70.0	2015	20	93.0
St. Damase [1]	Quebec	24	$66.0	2014	20	78.7
Cornwall Solar 1, [2]	Ontario	10	$45.0	2013	20	13.4
Total		333	$836.0			1,218.1

Notes:

1.	PPA signed
2.	FIT contract awarded
3.	Two 10 MW PPAs; one 5 MW PPA
4.	Comprised of three projects that are connected geographically and will be built simultaneously. All three projects were awarded PPAs under the province’s Green Options Partner Program (“GOPP”).

Project development updates for the quarter

A full description of APCo’s contracted development projects is contained in APUC’s annual MD&A. The following discussion provides updates on significant matters related to those projects.

Cornwall Solar Update

The Cornwall Project is a 10 MWac solar project located near Cornwall, Ontario. The project has been granted an Ontario FIT contract by the OPA, with a 20 year term and a rate of $443/MW-hr, resulting in expected initial annual revenues of approximately $6.2 million. The Cornwall Project contemplates the use of a ground-mounted PV array system, installed on two parcels of leased land totalling 138 acres.

The project received its Renewable Energy Approval on January 15th, 2013, and its Notice To Proceed on April 29, 2013. Construction of the project is expected to begin in the second quarter of 2013. Commercial operation is estimated in late 2013 with expected annual generation of approximately 13,400 MW-hrs.

Total capital cost of the project is targeted at approximately $45 million, including the consideration to be paid for the acquisition of the project.

Amherst Island Wind

The final open-house for public consultation was conducted on March 5th and 6th, 2013. The submission of the Renewable Energy Approval application subsequent to the open house was made in April 2013. Construction will commence shortly following the approval of the application and is expected to take 12 to 18 months.

Morse Wind Project

The Morse project is to be constructed near Morse, Saskatchewan, approximately 180 km west of Regina.

Based on the award of 25MW under Saskatchewan’s Green Options Partner Program, SaskPower has offered Algonquin a 20 year contract for the procurement of 23MW of wind generation to match the nameplate capacity of the proposed turbines. APCo is investigating the possibility of de-rating one or more of the turbines to utilize the entire 25MW contract award. Current project economics are based on a 23 MW layout.

The total annual energy production for the Morse wind project is estimated to be 93,000 MW-hrs. The capital cost to construct the Morse wind project is currently estimated to be between $65 million and $70 million, inclusive of acquisition costs. The first year contract rate is set at $104.02 per MW-hr for the first full year of operations, which APCo expects to occur in 2015, with an annual escalation provision of 2% over the expected 20 year term

Quebec Community Wind Projects

Saint-Damase

Phase one of the Saint-Damase wind project is located in the local municipality of Saint-Damase which is within the regional municipality of la Matapédia. The project proponents include the Municipality of Saint-Damase and APCo. The permitting and the environmental impact assessment are ongoing and the construction of the first project phase is to begin in the fall of 2013. Commercial operations are expected to commence in late 2014.

The project’s social acceptance is strong and there will be no requirement for a public hearing under the auspices of the BAPE. The environmental impact assessment for the project has also been submitted and is under review with provincial ministerial approval anticipated for the third quarter of 2013.

Val-Éo

Phase one of the Val-Éo wind project is located in the local municipality of Saint-Gideon de Grandson, which is within the regional municipality of Lac-Saint-Jean-Est. The project proponents include the Val-Éo wind cooperative formed by community based landowners and APCo. Preliminary permitting began in early 2011 and studies of flora and fauna and the public consultation process are ongoing. The submission of the environmental impact study to the Minister of Sustainable Development, Environment, Wildlife and Parks is targeted for the second quarter of 2013.

APCo Outlook

The APCo Renewable Energy Division is expected to perform based on long-term average resource conditions for both wind and hydrology in the second quarter of 2013. In October 2012, APCo’s hydroelectric generating facility at Long Sault experienced an unplanned shut down. The facility is expected to return to full service in the second quarter of 2013, one unit at the facility was returned to service in April 2013. APCo expects its business interruption insurance to continue coverage for the lost revenue until the facility returns to full service. The acquisition of an interest in the Sandy Ridge Wind Facility (on July 1, 2012), the Minonk and Senate Wind Facilities (on December 10, 2012), and the Shady Oaks Wind Facility (on January 1, 2013) are expected to contribute additional revenue in 2013.

Windsor Locks will operate in line with quarterly performance from the latter half of 2012. Sanger is expected to operate in line with historic performance.

Subsequent to the end of the quarter, the Company initiated a strategic review of the Company’s business plan and opportunities available for its Energy From Waste (“EFW”) facility. The strategic review will examine and consider the broad range of alternatives available with a view to maximizing the long term value for shareholders. The review will consider all options including, but not limited to, structuring strategic partnerships with existing waste management operators or municipalities, the possible sale of the facility to strategic or financial buyers or retaining the facility and continuing to execute on its current business plan.

Management is currently assessing the accounting impact of various options on the consolidated financial statements. Management views the current contribution to net income from EFW as not material. Based on preliminary estimates of some of the options available for the facility, the possible accounting impact on the carrying value of the facility in the consolidated financial statements ranges between nil and a reduction of $40 million.

Liberty Utilities is a national diversified rate regulated utility providing electricity, natural gas, water distribution and wastewater collection utility services. Liberty Utilities’ strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The business will focus on driving maximum results by building constructive regulatory and customer relationships, and enhancing community connections.

Utility System Type	March 31, 2013			March 31, 2012
	Regulatory Assets		Connections	Regulatory Assets	Average Connections
	U.S. $			U.S. $
	(millions	)		(millions)
Electricity	$256.8		90,355	$ 157.2	46,906
Natural Gas	399.7		165,950	-	-
Water and Wastewater	234.9		96,250	204.6	76,420
	$891.4		352,555	$ 361.8	123,326

Liberty Utilities reports the performance of its utility operations by geographic region – West, Central, and East.

The Liberty Utilities (West) region is currently comprised of regulated electrical and water distribution and wastewater collection utility systems. The regulated electrical distribution utility serves approximately 46,955 active electric connections in the State of California. The regulated water and wastewater utility systems serve approximately 66,930 water and wastewater connections located in the State of Arizona.

The Liberty Utilities (Central) region is comprised of regulated natural gas and water distribution and wastewater collection utility systems. The regulated natural gas utilities serve approximately 81,350 active natural gas connections located in the states of Missouri, Illinois, and Iowa and the regulated water distribution and wastewater collection utilities serve approximately 29,320 water and wastewater customers located in the states of Arkansas, Illinois, Missouri, and Texas.

Liberty Utilities (East) region is comprised of regulated natural gas and electric distribution utility systems located in the State of New Hampshire, and with the Columbus/Gainesville Gas System acquisition on April 1, 2013 an additional regulated natural gas distribution utility system located in the State of Georgia. In New Hampshire, Liberty Utilities provides regulated local electrical utility services to approximately 43,400 active electric connections; and regulated local gas distribution utility services to approximately 84,600 active natural gas connections. In Georgia, Liberty Utilities provides regulated local gas distribution utility services to approximately 64,000 active natural gas connections.

For electricity and natural gas operations, Liberty Utilities reports active connections, exclusive of vacant connections rather than total connections. For water and wastewater operations, Liberty Utilities reports total connections, inclusive of vacant connections.

Liberty Utilities: West Region

	Three months ended
	March 31
	2013	2012
Average Number of Active Electric Connections
Residential	41,400	41,340
Commercial – Small	5,500	5,500
Commercial – Large	55	54
Total Average Active Electric Connections	46,955	46,894

Average Number of Water Connections
Wastewater connections	31,900	30,970
Water distribution connections	34,880	34.020
Total Average Water Connections	66,780	64,990

Customer Usage (GW-hrs)
Residential	89.3	83.1
Commercial – Small	41.9	38.0
Commercial – Large	33.5	35.0
Public Street and Highway Lighting	0.2	-
Total Customer Usage (GW-hrs)	164.9	156.1

Gallons Provided
Wastewater treated (millions of gallons)	450	470
Water sold (millions of gallons)	870	930
Total Gallons Provided	1,320	1,400

Liberty Utilities (West) is comprised of Liberty Utilities operations in California and Arizona.

Liberty Utilities (West)’s increase in average water and wastewater connections during the period is primarily due to development within the service territory.

For the quarter ended March 31, 2013, Liberty Utilities (West)’s electricity usage totalled 164.9 GW-hrs, as compared to 156.1 GW-hrs for the same period in 2012, an increase of 8.8 GW-hrs or 6%. This increase in usage was primarily due to colder weather in 2013 as compared to the warmer weather experienced in the same period a year ago. Under the base rate revenue decoupling mechanism approved by the California Public Utilities Commission (“CPUC”), which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in the weather conditions and in the number of customers. Instead, Calpeco Electric System is required to record 1/12 of its annual base rate revenues each month. The electricity commodity continues to be passed through to Calpeco Electric System’s customers according to their consumption.

During the quarter ended March 31, 2013, Liberty Utilities (West) provided approximately 870 million gallons of water to its customers and treated approximately 450 million gallons of wastewater.

	Three months ended		Three months ended
	March 31		March 31
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Water Assets for regulatory purposes	183.5	181.7
Electricity Assets for regulatory purposes	167.5	157.2

Revenue
Utility electricity sales and distribution	$20.9	$19.4	$21.1	$19.4
Wastewater treatment	4.5	4.5	4.6	4.6
Water distribution	3.8	3.8	3.9	3.8
Total Revenue	$29.2	$27.7	$29.6	$27.8
Less:
Cost of Sales – Electricity	(11.5)	(11.8)	(11.6)	(11.8)
	$17.7	$15.9	$18.0	$16.0
Expenses
Operating expenses	(9.1)	(9.6)	(9.2)	(9.4)
Other income	0.6	0.7	0.6	0.7
Divisional operating profit	$9.2	$7.0	$9.4	$7.3

2013 First Quarter Operating Results

Liberty Utilities (West) has investments in water and wastewater distribution assets for regulatory purposes of U.S. $183.5 million in the state of Arizona and electricity assets for regulatory purposes of U.S. $167.5 million in the State of California as at March 31, 2013, as compared to U.S. $181.7 million and U.S. $157.2 million, respectively as at March 31, 2012.

For the quarter ended March 31, 2013, Liberty Utilities (West)’s revenue totalled U.S. $29.2 million as compared to U.S. $27.7 million during the same period in 2012, an increase of U.S. $1.5 million or 5%.

For the quarter ended March 31, 2013, Liberty Utilities (West)’s revenue from utility electricity sales totalled U.S. $20.9 million as compared to U.S. $19.4 million during the same period in 2012, an increase of U.S. $1.5 million or 8%. This increase in revenues was primarily due to the decoupling mechanism that became effective January 1, 2013, and increased customer demand as compared to the milder winter and spring weather that occurred in the first part of 2012. The purchase of electricity by Liberty Utilities (West) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, Liberty Utilities (West) compares ‘net utility electricity sales’ (utility electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the quarter ended March 31, 2013, net utility electricity sales revenues for Liberty Utilities (West) were U.S. $9.4 million, as compared to U.S. $7.6 million during the same period in 2012. Under the base rate revenue decoupling mechanism approved by the CPUC, which became effective on January 1, 2013, Calpeco Electric System’s base rate revenues will not be impacted by fluctuations in customer demand due to the variations in weather conditions and in the number of customers.

For the quarter ended March 31, 2013, revenue from wastewater treatment and water distribution totalled U.S. $4.5 million and U.S. $3.8 million, respectively, which was consistent with the quarter ended March 31, 2012.

For the quarter ended March 31, 2013, fuel and purchased power costs for Liberty Utilities (West)’s electric utility totalled U.S $11.5 million, as compared with U.S. $11.8 million for the same period in 2012. The overall electricity purchase expense decrease of U.S. $0.3 million was primarily the result of a U.S. $1.6 million decrease in weighted average electricity rates partially offset by U.S. $1.4 million increase in the volume of electricity purchased to meet customer demand, as compared to the same period in 2012.

For the quarter ended March 31, 2013, operating expenses totalled U.S. $9.1 million, as compared to U.S. $9.6 million during the same period in 2012. The decrease in operating expenses was primarily due to decreases in customer care expenses as compared to the same period in 2012.

For the quarter ended March 31, 2013, Liberty Utilities (West)’s operating profit was U.S. $9.2 million as compared to U.S. $7.0 million in the same period in 2012, an increase of U.S. $2.2 million or 31%.

Measured in Canadian dollars, Liberty Utilities (West)’s operating profit was $9.4 million as compared to $7.3 million in the same period in 2012.

Liberty Utilities: Central Region

	Three months ended
	March 31
	2013	2012
Average Number of Active Natural Gas Connections
Residential	72,890	-
Commercial	9,340	-
Industrial	60	-
Total Average Active Natural Gas Connections	82,290	-

Average Number of Water Connections
Wastewater connections	6,010	5,920
Water distribution connections	23,300	5,390
Total Average Water Connections	29,310	11,310

Customer Usage (MMBTU)
Residential	2,684,400	-
Commercial	1,403,900	-
Industrial	106,100	-
Total Customer Usage (MMBTU)[1]	4,194,400	-

Gallons Provided
Wastewater treated (millions of gallons)	80	80
Water sold (millions of gallons)	510	70
Total Gallons Provided	590	150

[1]	Natural gas assets were acquired on August 1, 2012.

Liberty Utilities (Central) is comprised of Liberty Utilities’ operations in Texas, Missouri, Illinois, Iowa, and Arkansas. Liberty Utilities (Central) acquired its natural gas distribution utilities on August 1, 2012 and accordingly there are no results for these utilities for the corresponding period in 2012.

For the three months ended March 31, 2013, Liberty Utilities (Central) natural gas distribution sales totalled 4,194,400 MMBTU.

During the three months ended March 31, 2013, Liberty Utilities (Central) provided approximately 510 million gallons of water to its customers, and treated approximately 80 million gallons of wastewater.

As a result of the acquisition of the Pine Bluff Water System on February 1, 2013 the number of water connections in the region increased by 17,800. The amount of water sold also correspondingly increased by 410 million gallons.

	Three months ended		Three months ended
	March 31		March 31
	2013	2012	2013	2012
	U.S. $	U.S. $	Can $	Can $
	(millions)	(millions)	(millions)	(millions)
Natural Gas Assets for regulatory purposes	135.8	-
Water Assets for regulatory purposes	51.4	22.9

Revenue
Utility natural gas sales and distribution [1]	$30.9	$-	$31.2	$-
Wastewater treatment	1.4	1.4	1.4	1.4
Water distribution	2.2	0.7	2.2	0.8
	34.5	2.1	34.8	2.2
Less:
Cost of Sales – Natural Gas[1]	(20.7)	-	(20.8)	-
	$13.8	$2.1	$14.0	$2.2
Expenses
Operating expenses	(6.5)	(1.1)	(6.6)	(1.2)
Divisional operating profit	$7.3	$1.0	$7.4	$1.0

[1]	Natural gas assets were acquired on August 1, 2012.

2013 First Quarter Operating Results

Liberty Utilities (Central) has investments in natural gas distribution assets for regulatory purposes of U.S. $135.8 million and water distribution assets for regulatory purposes of U.S. $51.4 million as at March 31, 2013, as compared to U.S. $nil and U.S. $22.9 million, respectively as at March 31, 2012. The increase in water assets for regulatory purposes is primarily a result of the Pine Bluff Water System acquisition.

For the three months ended March 31, 2013, Liberty Utilities (Central)’s revenue totalled U.S. $34.5 million as compared to U.S. $2.1 million during the same period in 2012, an increase of U.S. $32.4 million. The increase in revenue is primarily attributed to the addition of the natural gas distribution assets acquired on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the three months ended March 31, 2013, Liberty Utilities (Central)’s revenue from natural gas sales and distribution totalled U.S. $30.9 million. The purchase of natural gas by Liberty Utilities (Central) is a significant revenue driver and component of operating expenses but these costs are effectively passed through to its customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the three months ended March 31, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (Central) totalled U.S. $10.2 million.

For the three months ended March 31, 2013, revenue from wastewater treatment and water distribution totalled U.S. $3.6 million, as compared to U.S. $2.1 million during the same period in 2012. The increase in wastewater treatment and water distribution revenue is primarily attributed to the addition of the Pine Bluff Water System.

For the three months ended March 31, 2013, operating expenses, excluding natural gas purchases, totalled U.S. $6.5 million, as compared to U.S. $1.1 million during the same period in 2012. The increase in operating expenses is mostly attributed to the addition of the natural gas distribution assets on August 1, 2012 and the Pine Bluff Water System acquired on February 1, 2013.

For the three months ended March 31, 2013, Liberty Utilities (Central)’s operating profit was U.S. $7.3 million as compared to U.S. $1.0 million in the same period in 2012, an increase of U.S. $6.3 million primarily attributed to the aforementioned acquisitions.

Measured in Canadian dollars, Liberty Utilities (Central)’s operating profit was $7.4 million as compared to $1.0 million in the same period in 2012.

In the second quarter of 2012 Interim MD&A, guidance was provided on the Liberty Utilities (Central)’s expected operating results for each quarter to the end of June 30, 2013. For the three months ended March 31, 2013, Midwest Gas System’ EBITDA of U.S. $5.8 million did not meet the guidance EBITDA of

U.S. $7.5 million. The decreased EBITDA was due to advancing approximately U.S. $0.9 million of transitional costs to the first half of 2013 which were previously expected to occur in the latter half of 2013, U.S. $0.3 million due to lower than anticipated average connection counts, and U.S. $0.6 million in a lower than anticipated realized rate per MMBTU in the first quarter of 2013.

The table below represents forward looking information that was provided as at August 9, 2012 and which summarizes the expected operating results for the Liberty Utilities (Central)’s gas utilities for the next quarter

Expected short term metrics	2013
Q2
Missouri	$1.3
Illinois	0.8
Iowa	0.2
Total EBITDA (U.S.$ millions)	$2.3
Customers	83,358
Normalized MMBTU	1,542,906

Readers are cautioned that actual results may vary from the above noted forward-looking information. Management is providing this forward looking information to allow readers to better understand the actual EBITDA of the acquired utilities as they occur in the year following acquisition, including the variation in financial performance that might be expected from quarter to quarter. Further, the forward-looking financial information does not include information for net earnings resulting from the acquisitions as it does not include information related to interest, depreciation, amortization and income taxes. Therefore, this forward-looking information may not be suitable or appropriate for other purposes other than as described herein. Management intends to report actual EBITDA results compared to this forward-looking information. Management does not intend to further update this financial information except as may be required by law.

Liberty Utilities: East Region

	Three months ended
	March 31[1]
	2013	2012
Average Number of Active Natural Gas Connections
Residential	75,200	-
Commercial and Industrial	9,280	-
Total Average Active Natural Gas Connections	84,480	-

Average Number of Active Electric Connections
Residential	35,680	-
Commercial and Industrial	7,570	-
Total Average Active Electric Connections	43,250	-

Customer Usage (GW-hrs)
Residential	78.1	-
Commercial and Industrial	155.9	-
Total Customer Usage (GW-hrs)	234.0	-

Customer Usage (MMBTU)
Residential	2,861,900	-
Commercial and Industrial	4,115,700	-
Total Customer Usage (MMBTU)	6,977,600	-

[1]	Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012.

Liberty Utilities (East) is comprised of Liberty Utilities’ operations in New Hampshire. Liberty Utilities (East) acquired its natural gas and electric distribution utilities on July 3, 2012 and, accordingly, there are no results for the utilities for the corresponding period in 2012.

For the quarter ended March 31, 2013, Liberty Utilities (East)’s electricity usage totalled 234.0 GW-hrs and natural gas usage totalled 6,977,600 MMBTU.

	Three months ended March 31		Three months ended March 31
	2013	2012	2013	2012
	U.S. $ (millions)	U.S. $ (millions)	Can $ (millions)	Can $ (millions)
Electricity Assets for regulatory purposes	89.3	-
Natural Gas for regulatory purposes	263.9	-

Revenue
Utility electricity sales and distribution	$21.6	$-	$21.8	$-
Utility natural gas sales and distribution	58.5	-	58.9	-
	80.1	-	80.7	-

Less:
Cost of Sales – Electricity	(14.3)	-	(14.4)	-
Cost of Sales – Natural Gas[2]	(37.8)	-	(38.2)	-
	$28.0	$-	$28.1	$-

Expenses
Operating expenses	(13.3)	-	(13.4)	-
Other Income	0.4		0.4

Division operating profit[1]	$15.1	$-	$15.1	$-

1 Granite State Electric System and EnergyNorth Gas System were acquired on July 3, 2012.

2 Natural Gas costs includes U.S. $1.0 million regulatory authorized deferral related to an under recovery of actual gas costs.

2013 First Quarter Operating Results

Liberty Utilities (East) has investments in electricity assets for regulatory purposes of U.S. $89.3 million, and natural gas assets for regulatory purposes of U.S. $263.9 million as at March 31, 2013.

For the quarter ended March 31, 2013, Liberty Utilities (East)’s revenue totalled U.S. $80.1 million.

For the quarter ended March 31, 2013, Liberty Utilities (East)’s revenue from utility electricity sales totalled U.S. $21.6 million. The cost of electricity is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility electricity sales’ (revenue from electricity sales less fuel and purchased power costs) as a more appropriate measure of the division’s results. For the quarter ended March 31, 2013, net electricity utility sales for Liberty Utilities (East) totalled U.S. $7.3 million.

For the quarter ended March 31, 2013, Liberty Utilities (East)’s revenue from natural gas sales and distribution totalled U.S. $58.5 million. The cost of natural gas by Liberty Utilities (East) is passed through to Liberty Utilities (East)’s customers. As a result, the division compares ‘net utility natural gas sales and distribution revenue’ (utility natural gas sales and distribution revenue less natural gas purchases) as a more appropriate measure of the division’s results. For the quarter ended March 31, 2013, net utility natural gas sales and distribution revenue for Liberty Utilities (East) totalled U.S. $20.7 million.

For the quarter ended March 31, 2013, electricity purchases for Liberty Utilities (East) totalled U.S. $14.3 million, and natural gas purchases totalled U.S. $37.8 million.

For the quarter ended March 31, 2013, operating expenses, excluding electricity and natural gas purchases, totalled U.S. $13.3 million.

For the quarter ended March 31, 2013, Liberty Utilities (East)’s operating profit totalled U.S. $15.1 million.

Measured in Canadian dollars, Liberty Utilities (East)’s operating profit was $15.1 million.

In the second quarter 2012 Interim MD&A, guidance was provided on Granite State Electric System and EnergyNorth Gas System’s expected operating results for each quarter ending June 30, 2013. For the three months ended March 31, 2013, Granite State Electric System’s EBITDA of U.S. $1.7 million and EnergyNorth’s EBITDA of U.S. 12.9 million was in line with the guidance EBITDA of U.S. $1.8 million and U.S. $12.8 million respectively.

The table below represents forward looking information that was provided as at August 9, 2012 and which summarizes the expected operating results for Granite State Electric System and EnergyNorth Gas System over the next quarter:

Expected short term metrics	2013 Q2
Granite State Electric System:
EBITDA (U.S.$ millions)	$1.0
Customers	43,365
Normalized MW-hrs	227,500

EnergyNorth Gas System
EBITDA (U.S. $ millions)	$3.9
Customers	87,696
Normalized MMBTU	2,462,000

Readers are cautioned that actual results may vary from the above noted forward-looking information. Management is providing this forward looking information to allow readers to better understand the actual EBITDA of the acquired utilities as they occur in the year following acquisition, including the variation in financial performance that might be expected from quarter to quarter. Further, the forward-looking financial information does not include information for net earnings resulting from the acquisitions as it does not include information related to interest, depreciation, amortization and income taxes. Therefore, this forward-looking information may not be suitable or appropriate for other purposes other than as described herein. Management intends to report actual EBITDA results compared to this forward-looking information. Management does not intend to further update this financial information except as may be required by law.

Regulatory Proceedings

On May 31, 2012, Liberty Utilities (West) filed a general rate case with the Arizona Corporation Commission related to the Rio Rico facilities seeking, among other things, an increase in EBITDA by U.S. $1.0 million over 2011 results if approved as filed. The application seeks recognition of increased capital investment and increased operating expenses over current rates. In addition to a revenue increase, the application seeks a mechanism that helps mitigate the effects of regulatory lag on capital investment. The new rates are expected to be implemented in the second half of 2013.

On February 28, 2013, Liberty Utilities (West) filed a general rate case with the Arizona Corporation Commission related to the Litchfield Park Service Company facilities seeking, among other things, an increase in EBITDA by U.S. $3.0 million over the 2012 results if approved as filed. The application seeks recognition of increased capital investment and increased operating expenses over current rates. In addition to a revenue increase, the application seeks an accelerated infrastructure recovery surcharge, a Purchased Power Pass through Mechanism to recover power price increases between test years, a Property Tax Accounting Deferral to defer increases in property taxes between test years and a policy statement on rate design to begin the gradual shift of moving more revenue recovery to fixed charges versus commodity charges. New rates are expected to be implemented in the first half of 2014.

On March 31, 2013, Liberty Utilities (East)’s electric utility filed a rate case for Granite State Electric System with the NHPUC seeking an initial increase in EBITDA of U.S. $14.2 million, and an additional U.S. $1.2 million increase in 2014 subject to the completion of certain capital projects. The filing is based on a 2012 test year, with revenues and expenses adjusted to reflect known and measurable changes. Among other things, Granite State Electric System will also seek to continue current cost-recovery tracking mechanisms, including long-term continuation of the Reliability Enhancement and Vegetation Management Programs and a modification to allow for recovery of pre-staging personnel and equipment for qualifying storms. The case is expected to be concluded in mid-2014; in accordance with general New Hampshire regulatory practice, interim rates are expected to be implemented on or about July 1, 2013.

Outlook – Liberty Utilities

Liberty Utilities (West) expects continuing modest customer growth throughout its respective service territories in 2013.

Primarily as a result of the rate case at the Calpeco Electric System approved in late 2012, additional EBITDA of U.S. $7.1 million is expected in 2013 compared to the results achieved in the previous year.

APUC: Corporate and Other Expenses

	Three months ended March 31
	2013	2012
Corporate and other expenses:	(millions)	(millions)
Administrative expenses	$4.9	$4.4
(Gain)/Loss on foreign exchange	(0.5)	0.5
Interest expense	12.2	8.7
Interest, dividend and other Income	(0.5)	(0.7)
Acquisition-related costs	0.5	2.4
(Gain)/Loss on derivative financial instruments	(1.4)	(0.1)
Income tax expense/(recovery)	5.8	(2.1)

2013 First Quarter Corporate and Other Expenses

During the three months ended March 31, 2013, administrative expenses totalled $4.9 million, as compared to $4.4 million in the same period in 2012. The expense increase in the quarter primarily results from additional personnel, increased wages, additional costs required to administer APUC’s operations, and other costs as compared to the same period in 2012 as a result of the continued growth in the company.

During the three months ended March 31, 2013, interest expense totalled $12.2 million as compared to $8.7 million in the same period in 2012. The increased interest expense is as a result of new indebtedness incurred during the second half of 2012 used to partially finance the new acquisitions. These amounts were partially offset by reduced interest expense related to convertible debentures due to the conversion of the Series 3 Debentures in the fourth quarter of 2012, and $1.7 million in 2012 related to the Quebec water lease litigation.

During the three months ended March 31, 2013, interest, dividend and other income totalled $0.5 million as compared to $0.7 million in the same period in 2012. Interest, dividend and other income primarily consists of dividends from APUC’s share investment in the Kirkland and Cochrane facilities.

During the three months ended March 31, 2013, acquisition related costs totalled $0.5 million as compared to $2.4 million in the same period in 2012. Acquisition related costs will vary from quarter to quarter depending on the level of activity and complexity associated with various acquisitions.

An income tax expense of $5.8 million was recorded in the three months ended March 31, 2013, as compared to a recovery of $2.1 million during the same period in 2012. The income tax expenses for the three months ended March 31, 2013 is primarily due to higher earnings in the U.S. resulting from the various U.S. acquisitions completed in 2012, the recognition of deferred credits from the utilization of deferred income tax assets recognized at the time of the Unit Exchange Offer, non-taxable inter-corporate dividends, and other items permanently excluded from Canadian taxable income.

NON-GAAP PERFORMANCE MEASURES

Reconciliation of Adjusted EBITDA to net earnings

EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to GAAP consolidated net earnings.

	Three months ended
	March 31
	2013	2012
	(millions)	(millions)
Net earnings/(loss) attributable to Shareholders	$19.2	$2.3

Add (deduct):
Net earnings attributable to the non-controlling interest,	3.0	0.6
exclusive of HLBV income
(Earnings)/loss from discontinued operations	(0.4)	0.2
Income tax expense/(recovery)	5.8	(2.1)
Interest expense*	11.6	8.7
Acquisition costs	0.5	2.4
Quebec water lease litigation	-	0.5
(Gain)/Loss on derivative financial instruments	(1.4)	(0.1)
(Gain)/Loss on foreign exchange	(0.5)	0.5
Depreciation and amortization	23.2	10.4

Adjusted EBITDA	$61.0	$23.4
*	Interest expense is net of AFUDC Allowance for equity funds.

Hypothetical Liquidation at Book Value (“HLBV”) income represents the net tax credits earned by APCo in the period from certain of its U.S. wind power generation facilities. Net tax credits earned in the first quarter amounted to approximately U.S. $5.0 million.

For the quarter ended March 31, 2013, Adjusted EBITDA totalled $61.0 million as compared to $23.4 million, an increase of $37.6 million as compared to the same period in 2012.

The major factors impacting Adjusted EBITDA are set out below. A more detailed analysis of these factors is presented within the business unit analysis.

Three months
ended
March 31
(millions)
Comparative Prior Period Adjusted EBITDA	$23.4

Significant Changes:
Liberty Utilities
West – Increased demand and implementation of decoupling	2.1
mechanism at the Calpeco Electric System
Central – Midwest Gas Systems acquisition	5.8
Central – Pine Bluff Water System acquisition	0.5
East – EnergyNorth Gas System acquisition	12.9
East – Granite State Electric System acquisition	1.7
APCo:
Renewable
Increased hydrologic resource	0.6
Acquisition of U.S. Wind assets adjusted for HLBV	12.8
Acquisition of Shady Oaks Wind facility	4.0
St Leon II – Operations from facility expansion	0.6
Tinker Hydro/AES – Increase due to prior year planned	0.8
shutdown at Tinker facility
Thermal
Windsor Locks – Reduced energy sales	(0.7)
EFW – Lower production due to expiry of Region of Peel	(3.1)
contract
Administrative expense	(0.5)
Increased results from the stronger U.S. dollar	0.4
Other	(0.3)

Current Period Adjusted EBITDA	$61.0

Reconciliation of adjusted net earnings to net earnings

Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations. This supplementary disclosure is intended to more fully explain disclosures related to adjusted net earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with GAAP.

The following table shows the reconciliation of net earnings to adjusted net earnings exclusive of these items:

	Three months ended
	March 31
	2013	2012
	(millions)	(millions)
Net earnings/(loss) attributable to Shareholders	$19.2	$2.3
Add (deduct):
Income from discontinued operations, net of tax	(0.4)	0.2
(Gain)/Loss on derivative financial instruments, net of tax	(0.8)	(0.1)
Quebec water lease litigation and interest, net	-	1.1
of tax
(Gain)/Loss on foreign exchange, net of tax	(0.5)	0.5
Acquisition costs, net of tax	0.3	1.5

Adjusted net earnings	$17.8	$5.5
Adjusted net earnings per share	$0.09	$0.04

For the three months ended March 31, 2013, adjusted net earnings totalled $17.8 million as compared to adjusted net earnings of $5.5 million, an increase of $12.3 million as compared to the same period in 2012. The increase in adjusted net earnings for the three months ended March 31, 2013 is primarily due to higher income from operations, and interest and dividends partially offset by higher depreciation and amortization expense, higher interest expense, higher administration costs and income tax expense amounts as compared to the same period in 2012.

Reconciliation of adjusted funds from operations to cash flows from operating activities

Adjusted funds from operations is a non-GAAP metric used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses and are viewed as not directly related to a company’s operating performance. Cash flows from operating activities of APUC can be impacted positively or negatively by changes in working capital balances, acquisition and litigation expense. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted funds from operations to assess its performance without the effects of changes in working capital balances, acquisition and litigation expense as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP.

The following table is derived from and should be read in conjunction with the interim unaudited Consolidated Statement of Operations and Statement of Cash Flows. This supplementary disclosure is intended to more fully explain disclosures related to adjusted funds from operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with GAAP.

The following table shows the reconciliation of funds from operations to adjusted funds from operations exclusive of these items:

	Three months ended March 31
	2013	2012
	(millions)	(millions)
Cash flows from operating activities	$(4.7)	$11.1
Add (deduct):
Changes in non-cash operating items	51.9	(0.3)
Cash provided/(used) in discontinued operation	(1.0)	-
Cross currency swap interest rate differential	0.1	-
Acquisition costs	0.5	2.4

Adjusted funds from operations	$46.8	$13.2
Adjusted funds from operations per share	$0.23	$0.09

For the three months ended March 31, 2013, adjusted funds from operations totalled $46.8 million as compared to adjusted funds from operations of $13.2 million, an increase of $33.6 million as compared to the same period in 2012.

Summary of Property, Plant and Equipment Expenditures

	Three months ended March 31
	2013		2012
APCo	(millions	)	(millions	)
Renewable Energy Division
Capital expenditures	$4.1		$2.9
Acquisition or development of new operating facilities	126.2		-
Total	$130.3		$2.9
Thermal Energy Division
Capital expenditures, net	$0.2		$6.2
Total	$0.2		$6.2

LIBERTY UTILITIES
West
Capital Investment in regulatory assets	$1.4		$2.5
Total	$1.4		$2.5
Central
Capital Investment in regulatory assets	$7.1		$0.1
Acquisition of new operating utilities	28.4		-
Total	$35.5		$0.1
East
Capital Investment in regulatory assets	$3.6		$-
Total	$3.6		$-
CONSOLIDATED
Total APCo
Capital expenditures	$4.3		$9.1
Acquisition or development of new operating facilities	126.2		-
Total Liberty Utilities
Capital investment in regulatory assets	12.1		2.6
Acquisition of operating entities	28.4		-
Corporate	0.1		-
Total	$171.1		$11.7

APUC’s consolidated capital expenditures in the three months ended March 31, 2013 increased as compared to the same period in 2012 primarily due to APCo and Liberty Utilities’ acquisitions of the Shady Oaks Wind Facility and the Pine Bluff Water System, respectively.

APUC has a total base level capital expenditure plan for 2013 of approximately $55 million of which $16.4 million was invested in the first quarter. In addition, APCo expects to invest $44 million related to the development of the Cornwall Solar project in 2013. Liberty Utilities has identified additional investment opportunities in its utility plant of approximately $45 million. Liberty Utilities is currently evaluating and prioritizing these investments to assess which projects should be advanced in the current fiscal year.

APUC anticipates that it can generate sufficient liquidity through internally generated operating cash flows, working capital and bank credit facilities to finance its property, plant and equipment expenditures and other commitments.

2013 First Quarter Property Plant and Equipment Expenditures

During the three months ended March 31, 2013, APCo incurred capital expenditures of $4.3 million, as compared to $9.1 million during the comparable period in 2012, and acquired $126.2 million of operating facilities with the closing of the Shady Oaks Wind Facility acquisition.

During the three months ended March 31, 2013, APCo’s Renewable Energy Division spent $4.1 million in capital expenditures as compared to $2.9 million in the comparable period in 2012. The capital expenditures primarily relate to major repairs and upgrades at the Long Sault and Tinker hydro facilities, as well as project costs related to the Cornwall Solar, Chaplin and St Damase developments. APCo’s Thermal Energy Division net capital expenditures were $0.2 million, as compared to $6.2 million in the comparable period in 2012. The capital expenditures in the prior year were primarily related to the Windsor Locks repowering and the major maintenance at the Sanger.

During the three months ended March 31, 2013, Liberty Utilities invested $12.1 million in capital expenditures as compared to $2.6 million during the comparable period in 2012. Additionally, Liberty Utilities spent $28.4 million to acquire the Pine Bluff Water System as compared to nil in the comparable period in 2012. Liberty Utilities (West)’s spend was primarily related to maintenance and refurbishment needs at the Calpeco Electric System and the expansion of the LPSCo Water System. Liberty Utility (Central)’s $7.1 million in capital expenditures was primarily a result pipe expansion and replacement activities as a result of the Midwest Gas Systems acquisition. Liberty Utility (East)’s $3.6 million in capital expenditures was primarily a result of the maintenance and installation of new pipe as a result of the Granite State Electric System and EnergyNorth Gas System acquisitions.

Quebec Dam Safety Act

As a result of the dam safety legislation passed in Quebec (Bill C93), APCo’s Renewable Energy Division completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec. Out of these, nine remedial plans have been submitted to the Quebec government and two are undergoing options analysis by APCo. The nine remedial plans have been accepted by the Quebec government and one is still being reviewed.

APCo currently estimates further capital expenditures of approximately $16.9 million related to compliance with the legislation. It is anticipated that these expenditures will be invested over a period of several years approximately as follows:

	Total	2013	2014	2015	2016
Future Estimated Bill C-93 Capital Expenditures	16,900	5,600	8,000	3,000	300

The majority of these capital costs are associated with the Donnacona, St. Alban, Belleterre, and Rivière-du-Loup facilities.

•

APCo’s proposed remediation plan for the Mont Laurier facility has been accepted by the Quebec government. APCo received the Certificate of Authorization from the Quebec government in November 2011. APCo completed the majority of the on-site remediation work in 2012 at a capital cost of approximately $0.3 million. Phase two of the on-site remediation work is scheduled for Q3-Q4 of 2013 at an estimated cost of $0.1 million.

•	APCo completed the dam safety evaluation for the Donnacona facility and is continuing to explore alternative engineering designs to minimize the cost of the remediation work. APCo is now pursuing a design that may result in a cost savings of 20% of the original estimates. APCo completed the engineering in 2012 and submitted the rehabilitation plan to the Quebec government to obtain the Certificate of Authorization. The remedial on-site work is anticipated to start in mid to late 2013 and be completed in 2014.

•

The dam safety study and a detailed condition assessment for the St. Alban facility have been completed. APCo anticipates engineering and regulatory review to be performed in 2013, with remedial work in 2014 to 2015.

•

APCo is presently reviewing options with respect to the Belleterre facility including the removal of several small dams that are not required for power generation. APCo anticipates completion of any required work on these dams by 2015.

•	Engineering for the Riviere-du-Loup facility was completed in Q4 of 2012. Following a geotechnical investigation the remediation work is now estimated at $1.1million.

•	The dam remediation work related to Chute Ford was completed in 2012 while the work related to the St. Raphael facility is anticipated to be completed in 2013.

In addition to the C-93 related dam remediation work, APCo has implemented a dam condition monitoring program at some of the above facilities following recommendations specified in the dam safety reviews.

Liquidity and Capital Reserves

APUC has revolving operating facilities available at APUC, APCo and Liberty Utilities to manage the liquidity and working capital requirements of each division (collectively the “Facilities”).

Bank Credit Facilities

The following table sets out the amounts drawn, letters of credit issued and outstanding amounts available to APUC and its subsidiaries as at March 31, 2013 under the Facilities:

	As at March 31, 2013				As at Dec
					31, 2012
	APUC	APCo	Liberty	Total	Total
			Utilities
	(millions)	(millions)	(millions)	(millions)	(millions)
Committed Facilities	$30.0	$200.0	$101.6	$331.6	$329.5
Funds drawn on Facilities	-	(10.3)	(15.2)	(25.5)	(54.5)
Letters of Credit issued	(5.6)	(47.7)	(5.3)	(58.6)	(50.7)
Funds available for draws on the Facilities	$24.4	$142.0	$81.1	$247.5	$224.3
Cash on Hand				16.8	53.1
Total liquidity and capital reserves	$24.4	$142.0	$81.1	$264.3	$277.4

As at March 31, 2013, the APUC $30.0 million senior unsecured revolving credit facility (“APUC Facility”) was undrawn and had $5.6 million of outstanding letters of credit.

As at March 31, 2013, the APCo $200.0 million senior unsecured revolving credit facility (the “APCo Facility”) had drawn $10.3 million and had $47.7 million in outstanding letters of credit under the APCo Facility.

As at March 31, 2013, the Liberty Utilities U.S. $100.0 million senior unsecured revolving credit facility (the “Liberty Facility”) had drawn $15.2 million and had $5.3 million of outstanding letters of credit under the Liberty Facility.

Long Term Debt

On January 1, 2013, in conjunction with the acquisition of the Shady Oaks Wind Facility, APCo assumed a U.S. $150 million dollar variable rate long term credit facility. The facility is secured by the assets of the Wind Farm. APCo will be required to make a one-time principal payment of U.S. $25 million in the second quarter of 2013 and semi-annual principal payments ranging between U.S. $3 million and U.S. $6 million thereafter. The facility matures in 2026. Funds advanced against the facility are repayable at any time without penalty.

On March 14, 2013 Liberty Utilities entered into a U.S. $100 million term loan with a U.S. Bank. The loan facility is available for acquisitions and general corporate purposes and matures on December 31, 2013. On April 1, 2013 Liberty used the full amount available under the facility in connection with closing of the Columbus/Gainesville Gas System.

On March 14, 2013 Liberty Utilities completed a U.S. $15 million private placement debt financing. The notes are senior unsecured notes with a 10 year bullet maturity and carry a coupon of 4.14%.

Subsequent to the end of the quarter, Liberty Utilities initiated a process to raise U.S. $100 million in the long term debt private placement market in the U.S. The financing proposes to utilize Liberty Utilities’ existing debt platform and is expected to close later in 2013.

Contractual Obligations

Information concerning contractual obligations as of March 31, 2013 is shown below:

	Total	Due less	Due 1 to 3	Due 4 to 5	Due after 5
		than 1 year	years	years	years
	(millions)	(millions)	(millions)	(millions)	(millions)
Long-term debt obligations[1]	$917.5	30.3	41.9	80.2	765.1
Advances in aid of construction	$73.9	0.6	-	-	73.3
Interest on long-term debt obligations	$362.3	45.9	87.8	79.5	149.1
Purchase obligations	$27.6	27.6	-	-	-
Environmental Obligations	$61.0	2.3	32.9	15.5	10.3
Derivative financial instruments:
Cross Currency Swap	$3.2	-	-	-	3.2
Interest rate swap	$4.5	2.0	2.5	-	-
Energy derivative contracts	$7.8	0.2	-	-	7.6
Capital lease obligations	$0.2	0.1	0.1	-	-
Capital projects	$2.1	1.6	0.5	-	-
Long term service agreements	$925.7	25.7	44.3	54.0	801.7
Purchased power	$129.5	56.9	72.6	-	-
Gas delivery, service and supply agreements	$118.4	25.5	29.7	10.9	52.3
Operating leases	$103.5	4.6	8.6	7.4	82.9
Other obligations	$21.2	4.2	-	-	17.0
Total obligations	$2,758.4	$227.5	$320.9	$247.5	$1,962.5
[1]	Long term obligations include regular payments related to long term debt and other obligations.

Equity

The shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”). As at March 31, 2013, APUC had 204,481,651 issued and outstanding common shares.

APUC may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at March 31, 2013, APUC had 4,800,000 cumulative rate reset preferred shares, Series A (the “Series A Shares”) issued and outstanding, yielding 4.5% per cent annually for the initial six-year period ending on December 31, 2018. The preferred shares have been assigned a rating of P-3 and Pfd-3(low) by S&P and DBRS respectively.

APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of shares (“Shareholders”) of APUC.

As at March 31, 2013, 46.4 million common shares representing approximately 23% of total shares outstanding had been registered with the Reinvestment Plan and during the quarter 324,051 common shares were issued under the Reinvestment Plan. Subsequent to the end of the quarter, on April 15, 2013, an additional 499,185 common shares were issued under the Reinvestment Plan.

On November 19, 2012, APUC announced its intent to redeem, on January 1, 2013, the convertible unsecured debentures maturing on June 30, 2017 (“Series 3 Debentures”) bearing interest at 7.0% per annum. On December 31, 2012, there was a face value of $1.0 million Series 3 Debentures outstanding. On January 1, 2013, APUC redeemed the $1.0 million Series 3 Debentures and issued 150,816 shares as a result of the redemption. Following the redemption, there were no Series 3 Debentures outstanding.

Emera subscription receipts

For the quarter ended March 31, 2013, APUC issued a total of 15.2 million common shares for proceeds of $90.4 million pursuant to the exercise of subscription receipts issued to Emera in contemplation of certain previously announced transactions, as outlined below:

•

On February 7, 2013 and February 14, 2013, respectively, in connection with the closing of the acquisition of the Minonk and Senate Wind Facilities from Gamesa USA that occurred on December 10, 2012, APUC issued 2.6 million common shares at a price of $5.74 and 5.2 million shares at a price of $5.74. The total $45 million in cash proceeds from the exercise of the subscription receipts were used to fund a portion of the cost of the acquisition.

•	On February 14, 2013, in connection with the acquisition of Emera’s noncontrolling interest in Calpeco, APUC issued 3.4 million common shares at a price of $4.72 for share proceeds of $16.1 million,

•

On March 26, 2013, in connection with the acquisition of the Georgia Utility, APUC issued 4.0 million shares at a price of $7.40 per share to Emera pursuant to a subscription agreement, for total cash proceeds of $29.3 million. The cash proceeds were used to partially fund the acquisition of the Georgia Utility.

As at May 9, 2013, in total, Emera owns 50.1 million APUC common shares representing approximately 24.5% of the total outstanding common shares of the Company. APUC believes issuance of shares to Emera is an efficient way to raise equity as it avoids underwriting fees, legal expenses and other costs associated with raising equity in the capital markets.

SHARE-BASED COMPENSATION PLANS

For the three months ended March 31, 2013, APUC recorded $643 (2012 - $243) in total share-based compensation expense. No tax deduction was realized in the current year. The compensation expense is recorded as part of administrative expenses in the Consolidated Statement of Operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.

As at March 31, 2013, total unrecognized compensation costs related to non-vested options and share unit awards were $3,489 and $186 respectively, which are expected to be recognized over a period of 2.01 years and 1.57 years respectively.

STOCK OPTION PLAN

APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

For the quarter ended March 31, 2013, 816,402 options were granted to senior executives and certain senior management of APUC which allow for the purchase of common shares at a price of $7.72. One third of the options will vest on each of January 1, 2014, 2015, and 2016.

As at March 31, 2013, APUC had 4,564,129 options issued and outstanding. APUC determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date.

PERFORMANCE SHARE UNITS

In October 2011, APUC issued 21,123 performance share units (“PSUs”) to certain members of management other than senior executives as part of APUC’s long-term incentive program. The PSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle these instruments in cash, these PSUs are accounted for as equity awards.

DIRECTORS DEFERRED SHARE UNITS

APUC has a Deferred Share Unit Plan. Under the plan, non-employee directors of APUC may elect annually to receive all or any portion of their compensation in deferred share units (“DSUs”) in lieu of cash compensation. The DSUs provide for settlement in cash or shares at the election of APUC. As APUC does not expect to settle the DSU’s in cash, these DSUs are accounted for as equity awards.

As at March 31, 2013, 55,910 DSUs had been granted.

EMPLOYEE SHARE PURCHASE PLAN

APUC has an employee share purchase plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. As at March 31, 2013, a total of 81,685 shares had been issued under the ESPP.

MANAGEMENT OF CAPITAL STRUCTURE

APUC views its capital structure in terms of its debt levels, both at a project and an overall company level, in conjunction with its equity balances.

APUC’s objectives when managing capital are:

•	To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which APUC operates;
•	To maintain appropriate debt and equity levels in conjunction with standard industry practices and to limit financial constraints on the use of capital;
•	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets;
•	To ensure generation of cash is sufficient to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements;
•	To maintain sufficient cash reserves on hand to ensure sustainable dividends made to shareholders; and
•	To have proper credit facilities available for ongoing investment in growth and investment in development opportunities.

APUC monitors its cash position on a regular basis to ensure funds are available to meet current normal as well as capital and other expenditures. In addition, APUC continuously reviews its capital structure to ensure its individual business units are using a capital structure which is appropriate for their respective industries.

RELATED PARTY TRANSACTIONS

Certain executives of APUC are shareholders of Algonquin Power Management Inc. (“APMI”), the former manager of the Company. A member of the Board of Directors of APUC is an executive at Emera.

Transactions with APMI and Senior Executives

•

APUC has leased its head office facilities since 2001 from an entity owned by the shareholders of APMI on a triple net basis. Base lease costs for the three months ended March 31, 2013 were $84 (2012 - $82).

•

APUC utilizes chartered aircraft, including the use of an aircraft owned by an affiliate of APMI, Algonquin Airlink Inc. In 2004, APUC remitted $1,300 to the affiliate as an advance against expense reimbursements (including engine utilization reserves) for APUC’s business use of the aircraft.

During the three months ended March 31, 2013, APUC incurred costs in connection with the use of the aircraft of $68 (2012 - $60) and amortization expense related to the advance against expense reimbursements of $nil (2012 - $67). At March 31, 2013, the remaining amount of the advance was $nil (December 31, 2012 - $nil).

•

Affiliates of APMI hold 60% of the outstanding Class B limited partnership units issued by the St. Leon LP, a subsidiary of APUC and the legal owner of the St. Leon facility. The related holders of the Class B units received cash distributions of $nil for the three months ended March 31, 2013 (2012 - $45). On January 1, 2013, the Company issued 100 redeemable Series C preferred shares and exchanged such shares for the Class B units (note 10).

•	APUC provided supervisory management services on a cost recovery basis to a hydroelectric generating facility not owned by APUC where Senior Executives hold an equity interest

•

Rattle Brook is a hydroelectric generating facility in which APUC owns a 45% interest and Senior Executives hold an equity interest in. Rattle Brook is operated on a cost recovery basis by an entity which is partially owned by Senior Executives.

•

APMI is one of the two original developers of Red Lily I and both developers are entitled to a royalty fee based on a percentage of operating revenue and a development fee from the equity owner of Red Lily I. In 2011, APUC acquired APMI’s interest in this royalty. An amount of $600 has been accrued as an estimate of the final fee owed to APMI.

•

As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based contingency fee. An amount of U.S. $550 has been accrued as an estimate of the final fee owed to APMI.

•

During 2007, APUC allowed its offer to acquire Clean Power Income Fund to expire and earned a termination fee of $1,800. As part of its role in the process, APUC has agreed to pay APMI a fee of $100 which has been accrued as an estimate of the final fee owed to APMI.

•

As at March 31, 2013, due from related parties include $815 (December 31, 2012 - $816) owed to APUC from APMI and due to related parties include $1,822 (December 31, 2012 - $1,811) owed to APMI. These amounts arise from the transactions described above.

•

Long Sault is a hydroelectric generating facility in which APUC acquired its interest by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the after tax equity cash flows commencing in 2014.

•

In March 2012, APUC and APMI’s Senior Executives (the “Parties”) reached a term sheet agreement to resolve a number of the historic joint business associations between the Parties. The transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2013.

•

Under the term sheet, it is proposed that APUC will exchange its 45% interest in the 4MW Rattle Brook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual partnership interest in the Long Sault Rapids hydroelectric facility and the equity interest in the Brampton cogeneration plant. The agreement also settles outstanding fees owing to APMI

Transactions with Emera

•

In 2011, a subsidiary of Emera provided lead market participant services for fuel capacity and forward reserve markets to ISO NE for the Windsor Locks facility. During the three months ended March 31, 2013 APUC paid U.S. $nil (2012 – U.S. $91) in relation to this contract. In 2011, APUC provided a corporate guarantee to a subsidiary of Emera in an amount of U.S. $1,000 in conjunction with this contract.

•

For the three months ended March 31, 2013, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), a subsidiary of Emera, amounting to U.S. $1,635 (2012 – U.S. $1,513). In 2011, APUC provided a corporate guarantee to MPS in an amount of U.S. $3,000 and a letter of credit in an amount of U.S $100, primarily in conjunction with a three year contract to provide standard offer service to commercial and industrial customers in Northern Maine.

•	The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Business Associations with APMI and Senior Executives

There have been historic business relationships between Ian Robertson and Chris Jarratt (“Senior Executives”), APMI and related affiliates (collectively the “Parties”) and APUC. In 2011, the Board initiated a process to review all of the remaining business associations with the Parties in order to reduce, streamline and simplify these relationships. The Board formed a special committee and engaged independent consultants to assist with this process.

The co-owned assets and remaining business associations as at March 31, 2013 are listed below. During the quarter ended March 31, 2012, APUC and the Parties reached an agreement to resolve a number of the business associations and relationships (the “Agreement”). The transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2013. A more detailed description of the Agreement has been set out below in Settlement of Other Business Associations.

•	Rattle Brook hydroelectric generating facility

Rattle Brook is a 4 MW hydroelectric generating station owned 45% by APUC, 27.5% by Senior Executives and the remaining percentage by third parties. This relationship was addressed pursuant to the Agreement. See Settlement of Other Business Associations below for more details.

•	St. Leon wind power generating facility

St. Leon is a 104 MW wind power generating facility which was structured as a limited partnership and has issued Class B units to external parties and Senior Executives. APUC and the Class B unit holders completed a transaction effective January 1, 2013 whereby the Class B units were exchanged for Series C preferred shares of APUC. The Series C preferred shares provide approximately the same after tax cash to individuals holding such shares as what was estimated from the Class B units. The external parties and Senior Executives who formerly held the Class B units are no longer partners in the St Leon limited partnership.

•	Brampton Cogeneration Inc.

BCI is an energy supply facility which sells steam produced from APCo’s EFW facility. APMI has a partnership interest equal to 50% of the annual returns on the project greater than 15%. No amounts have ever been paid under this carried interest. In 2008, APMI earned a construction supervision fee of $0.1 in relation to the development of this project. See Settlement of Other Business Associations below for more details.

•	Long Sault Rapids hydroelectric generating facility

Long Sault is a hydroelectric generating facility in which APUC acquired its interest in the facility by way of subscribing to two notes from the original developers. An affiliate of APMI is one of the original partners in the facility and is entitled to receive 5% of the equity cash flows commencing in 2014. See Settlement of Other Business Associations below for more details.

•	Office lease

APUC has leased a portion of its head office facilities on a triple net basis from an entity partially owned by Senior Executives. The lease expires on December 31, 2015.

•	Operations services

APUC has historically provided supervisory management on a cost recovery basis for one small hydro facility in which Senior Executives hold an indirect equity interest. The board has agreed to extend the existing relationship pursuant to an agreement that can be terminated by either party upon 30 days written notice until December 31, 2013.

•	Sanger construction management

As part of the project to re-power the Sanger facility, APUC entered into an agreement with APMI to undertake certain construction management services on the project for a performance based fee. An amount of U.S. $0.6 million has been accrued as an estimate of the fee owed to APMI. See Settlement of Other Business Associations below for more details.

•	Clean Power Income Fund

During 2007, Algonquin allowed its offer to acquire Clean Power Income Fund (“Clean Power”) to expire and earned a termination fee of $1.8 million. As part of its role in the process, APUC has agreed to pay APMI a fee of $0.1 million. Since December 31, 2011 this amount is accrued and included in due to related parties on the consolidated balance sheet. See Settlement of Other Business Associations below for more details.

•	Red Lily I

APMI was an early developer of the 26 MW Red Lily I wind power generation facility. As such it is entitled to a royalty fee based on a percentage of operating revenue and a development fee from Red Lily I. See Settlement of Other Business Associations below for more details.

•	Trafalgar

APCo owns debt on seven hydroelectric facilities owned by Trafalgar Power Inc. and an affiliate (“Trafalgar”). In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar was previously awarded a U.S. $10.0 million claim in respect of a lawsuit related to faulty engineering in the design of these facilities, and these funds are held in the bankruptcy estate. As previously disclosed, Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings. APMI funded the initial $2 million in legal fees. An agreement was reached in 2004 between APMI and APUC whereby APUC would reimburse APMI 50% of the legal costs to date in an amount of approximately $1 million, and going forward APUC would fund the legal fees, third party costs and other liabilities with the proceeds from the lawsuits being shared after reimbursement of legal fees, third party costs and other liabilities. The Board has determined that any proceeds from the lawsuit will be shared between APMI and APUC proportionally to the quantum of such costs funded by each party.

Settlement of Other Business Associations

During the quarter ended March 31, 2012, APUC and APMI’s Senior Executives (the “Parties”) reached agreement (“Agreement”) to resolve a number of the historic joint business associations between APUC and the Parties. The Agreement is based on an effective date of January 1, 2012 and the transaction is subject to finalization of definitive agreements which are expected to be completed in the second quarter of 2013.

Under the Agreement, APUC will exchange its 45% interest in the 4MW Rattle Brook hydroelectric facility (including a $0.5 million positive working capital adjustment) in return for the Parties’ residual equity interest in the Long Sault Rapids hydroelectric facility and the partnership interest in the Brampton cogeneration plant. The agreement also terminates all outstanding fees potentially owing to APMI in respect of historic transactions.

The special committee of the Board retained the services of an independent advisor to review the historic financial performance of the Rattle Brook and Long Sault Rapids facilities, provide a valuation of these assets and to provide advice to APUC in respect thereof.

TREASURY RISK MANAGEMENT

APUC attempts to proactively manage the risk exposures of its subsidiaries in a prudent manner. APUC ensures that both APCo and Liberty Utilities maintain insurance on all of their facilities. This includes property and casualty, boiler and machinery, and liability insurance. It has also initiated a number of programs and policies including currency and interest rate hedging policies to manage its risk exposures.

There are a number of monetary and financial risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the U.S. versus Canadian dollar exchange rates, energy market prices, interest rate, liquidity and commodity price risk considerations, and credit risk associated with a reliance on key customers. The risks discussed below are not intended as a complete list of all exposures that APUC may encounter. A further assessment of APUC and its subsidiaries’ business risks is also set out in the most recent AIF.

Market price risk

Liberty Utilities is not exposed to market price risk as rates charged to customers are stipulated by the respective regulatory bodies.

On May 15, 2012, APCo entered into a financial hedge, which expires December 31, 2016 with respect to its Dickson Dam hydroelectric facility located in the Western region. The financial hedge is structured to hedge 75% of APCo’s production volume against exposure to the Alberta Power Pool’s current spot market rates. For the unhedged portion of production, each $10.00 per MW-hr change in the market prices in the Western region would result in a change in revenue of $0.2 million on an annualized basis.

The July 1, 2012 acquisition of Sandy Ridge Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 72% of the Sandy Ridge Wind Facility’s production volume against exposure to PJM Western Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $0.3 million for the year.

The December 10, 2012 acquisition of Senate Wind Facility included a physical hedge which commenced on January 1, 2013 for a 15 year period. The physical hedge is structured to hedge 64% of Senate Wind Facility’s production volume against exposure to ERCOT North Zone current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in the market prices would result in a change in revenue of about $1.1 million for the year.

The December 10, 2012 acquisition of the Minonk Wind Facility included a financial hedge which commenced on January 1, 2013 for a 10 year period. The financial hedge is structured to hedge 73% of the Minonk Wind Facility’s production volume against exposure to PJM Northern Illinois Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in market prices would result in a change in revenue of about $1.1 million for the year.

The January 1, 2013 acquisition of the Shady Oaks Wind Facility included a power sales contract which commenced on January 1, 2013 for a 20 year period. The power sales contract is structured to provide pricing certainty for approximately 85% of the Shady Oaks Wind Facility’s production volume against exposure to PJM ComEd Hub current spot market rates. For the unhedged portion of production, each $10 per MW-hr change in market prices would result in a change in revenue of about $0.5 million for the year.

Interest rate risk

APUC’s operating credit facility is subject to a variable interest rate. The APUC Facility has no amounts outstanding as at March 31, 2013. As a result, a 100 basis point change in the variable rate charged would not impact interest expense.

The APCo Facility had $10.3 million outstanding as at March 31, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually.

The Liberty Facility had $15.2 million outstanding as at March 31, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually.

The Shady Oaks Senior Debt Facility had $152.4 million outstanding as at March 31, 2013. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.5 million annually.

Liquidity risk

Liquidity risk is the risk that APUC and its subsidiaries will not be able to meet their financial obligations as they become due.

Both APCo and Liberty have established financing platforms to access new liquidity from the capital markets as requirements arise. APUC continually monitors the maturity profile of its debt and adjusts accordingly to ensure sufficient liquidity exists at each of APCo and Liberty Utilities to meet their liabilities when due.

As at March 31, 2013, APUC and its subsidiaries had a combined $247.5 million of committed and available credit facilities remaining and $16.8 million of cash resulting in $264.3 million of total liquidity and capital reserves.

APUC currently pays a dividend of $0.31 per common share per year. The Board determines the amount of dividends to be paid, consistent with APUC’s commitment to the stability and sustainability of future dividends, after providing for amounts required to administer and operate APUC and its subsidiaries, for capital expenditures in growth and development opportunities, to meet current tax requirements and to fund working capital that, in its judgment, ensures APUC’s long-term success.

The long term portion of debt totals approximately $917.5 million with maturities set out in the Contractual Obligation table. In the event that APUC was required to replace the Facilities and project debt with borrowings having less favorable terms or higher interest rates, the level of cash generated for dividends and reinvestment may be negatively impacted.

The cash flow generated from several of APUC’s operating facilities is subordinated to senior project debt. In the event that there was a breach of covenants or obligations with regard to any of these particular loans which was not remedied, the loan could go into default which could result in the lender realizing on its security and APUC losing its investment in such operating facility. APUC actively manages cash availability at its operating facilities to ensure they are adequately funded and minimize the risk of this possibility.

Commodity price risk

APCo’s exposure to commodity prices is primarily limited to exposure to natural gas price risk. Liberty Utilities is exposed to energy price risk in its Liberty Utilities (West) and Liberty Utilities (East) regions. Additionally, Liberty Utilities is exposed to natural gas price risk in its Liberty Utilities (Central) and Liberty Utilities (East) regions. See APUC’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 for discussion of this risk.

OPERATIONAL RISK MANAGEMENT

APUC attempts to proactively manage its risk exposures in a prudent manner and has initiated a number of programs and policies such as employee health and safety programs and environmental safety programs to manage its risk exposures.

There are a number of risk factors relating to the business of APUC and its subsidiaries. Some of these risks include the dependence upon APUC businesses, regulatory climate and permits, tax related matters, gross capital requirements, labour relations, reliance on key customers and environmental health and safety considerations. A detailed assessment of APUC’s business risks is set out in the most recent AIF.

Litigation risks and other contingencies

APUC and certain of its subsidiaries are involved in various litigations, claims and other legal proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.

APCo owns debt on seven hydroelectric facilities owned by Trafalgar. In 1997, an affiliate of APMI moved to foreclose on the assets, and subsequently Trafalgar went into bankruptcy. Trafalgar, APUC and an affiliate of APMI are involved in litigation over, among other things, a civil proceeding on the foreclosure on the assets and in bankruptcy proceedings.

With respect to the civil proceedings, the United States Second Circuit Court of Appeals dismissed all the claims against APCo in the civil proceedings and remanded one issue to the District Court. On April 3, 2012, the District Court granted APUC summary judgment on its counter-claims against Trafalgar. The District Court found that Trafalgar was in default of the indenture and the loan agreements and that APUC was entitled to proceed to enforce its rights against its collateral. Trafalgar filed a notice of appeal of the Memorandum-Decision and Order. The appeal was argued on March 21, 2013. On March 25, 2013, the United States Second Circuit Court of Appeals affirmed the decision of the District Court giving APUC judgment on its claims. Trafalgar has asked the United States Second Circuit Court of Appeals for a reconsideration of its decision or to certify a legal question to the Connecticut Supreme Court.

With respect to the bankruptcy proceedings, on January 30, 2013, the United States Second Circuit Court of Appeals held that APCo did have a security interest in Trafalgar’s engineering malpractice claim and its proceeds. On February 20, 2013, Trafalgar filed a petition for a rehearing with the United States Second Circuit Court of Appeals.

On October 21, 2011 the Québec Court of Appeal ordered a subsidiary of APUC to pay approximately $5.4 million (including interest) to the government of Québec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years. The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position. The potential unrecoverable loss, if any, for the related prior periods could be up to $5.8 million. The parties are attempting to resolve this matter through good faith negotiations.

Quarterly Financial Information

The following is a summary of unaudited quarterly financial information for the eight quarters ended March 31, 2013:

Millions of dollars	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
(except per share amounts)	2012	2012	2012	2013
Revenue	$64.6	$98.7	$143.1	$196.7
Adjusted EBITDA	25.1	24.8	33.4	61.0
Net earnings / (loss) attributable to shareholders	6.3	0.04	6.6	18.8
from continuing operations
Net earnings / (loss) attributable to shareholders	6.1	(0.2)	6.4	19.2
Net earnings / (loss) per share from continuing	0.04	0.00	0.04	0.09
operations
Net earnings / (loss) per share	0.04	0.00	0.04	0.10
Adjusted net earnings	7.1	3.9	5.4	17.8
Adjust net earnings per share	0.05	0.02	0.03	0.09
Total Assets	1,416.0	1,967.1	2,778.2	2,990.7
Long term debt*	473.8	705.1	771.8	917.5
Dividend declared per common share	0.07	0.08	0.08	0.08

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter
	2011	2011	2011	2012
Revenue	$64.9	$65.1	$70.5	$63.3
Adjusted EBITDA	27.9	25.8	24.3	23.4
Net earnings / (loss) attributable to shareholders	7.0	19.6	(7.7)	2.5
from continuing operations
Net earnings/(loss) attributable to shareholders	7.3	19.6	(8.5)	2.3
Net earnings / (loss) per share from continuing	0.06	0.16	(0.6)	0.02
operations
Net earnings/(loss) per share	0.06	0.16	(0.07)	0.02
Adjusted net earnings	7.9	22.4	3.6	5.5
Adjust net earnings per share	0.07	0.19	0.03	0.04
Total Assets	1,177.7	1,263.1	1,282.6	1,265.6
Long term debt*	451.1	472.2	455.0	391.9
Dividend declared per common share	0.07	0.07	0.07	0.07
*	Long term debt includes current and long term portion of debt and convertible debentures

The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.

Quarterly revenues have fluctuated between $63.3 million and $196.7 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, hydrology and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar which can result in significant changes in reported revenue from U.S. operations.

Quarterly net earnings attributable to shareholders have fluctuated between net earnings attributable to shareholders of $19.6 million and a net loss of $8.5 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Disclosure Controls

As of March 31, 2013, APUC carried out an evaluation, under the supervision of and with the participation of APUC’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d –15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of March 31, 2013, APUC’s disclosure controls and procedures are effective.

Internal controls over financial reporting

Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal control over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer’s internal control over financial reporting is that established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

During the quarter ended March 31, 2013, APUC acquired Shady Oaks and the Pine Bluff Water System. The financial information for these business acquisitions is included in this MD&A and in Note 3 of the unaudited interim financial statements. National Instrument 52-109 and the U.S. Securities and Exchange Commission provide an exemption, whereby companies undergoing acquisitions, can exclude the acquired business in the year from the scope of testing and assessment of operational effectiveness of controls over financial reporting. Due to the complexity associated with assessing internal controls during integration efforts, the Company plans to utilize the scope exemption as it relates to these acquisitions in management’s report on internal controls over financial reporting for the year ending December 31, 2013. The Company also excluded the 2012 acquisitions of EnergyNorth Gas System, Granite State Electric System, the Midwest Gas Systems, and the Sandy Ridge, Minonk and Senate Wind Facilities from its evaluation of the effectiveness of APUC’s internal controls over financial reporting as of December 31, 2012 due to the complexity associated with assessing internal controls during integration efforts and the proximity of some of the acquisitions to year-end.

During the quarter ended March 31, 2013, there has been no change in APUC’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, APUC’s internal control over financial reporting. APUC continues to implement its internal control structure over the operations of the acquired businesses discussed above.

Critical Accounting Estimates and Polices

APUC prepared its unaudited interim financial statements in accordance with U.S. GAAP. An understanding of APUC’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Significant accounting policies requiring the use of management estimates relate to the useful lives and recoverability of depreciable assets, recoverability of deferred tax assets, rate-regulation, unbilled revenue, fair value of derivatives, pension and post-retirement benefits and environmental remediation obligation. Management believes there has been no material changes during the three months ended March 31, 2013 to the items discussed in APUC’s MD&A and Note 1 of its consolidated financial statements for the year ended December 31, 2012 available on SEDAR at www.sedar.com and on the APUC website at www.AlgonquinPowerandUtilities.com. Actual results may differ from these estimates.